UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Edwards Group Limited Announces Second Quarter 2013 Results

•                  Second quarter 2013 revenue of £164.1 million, up 13.8% on Q1 ‘13

•                  Net income of £27.0 million or 23.91 pence per fully diluted share.  This includes an exceptional benefit of £17.1 million due to the write-back of provisions relating to enhanced early retirement benefits

•                  Adjusted net income(1) of £17.2 million, or 15.23 pence per fully diluted share

•                  Continuing strong momentum in Semiconductor revenues supported by sequential growth across all other sectors

•                  Generated £46.6 million in cash from operating activities, and £41.9 million in management operating cash flow(2)

•                  Ended the quarter with cash and cash equivalents of £109.1 million after repaying $24.4 million (£16.1 million) of the term loan during the quarter

•                  Adjusted EBITDA rose to £36.2 million, delivering a 22.1% margin — up 2.1 percentage points on the prior quarter

Crawley, West Sussex, United Kingdom — July 30, 2013 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”) announced results of its operations for the second quarter ended June 30, 2013.

Jim Gentilcore, CEO of Edwards said: “We are very pleased with the strong growth achieved in the second quarter, which exceeded the guidance we provided on April 30, 2013. There has been good momentum across the business, and in semiconductor sales in particular.  This included notable activity in the US from one of our largest semiconductor customers, along with strong Flat Panel revenues and a record quarter from Service.

It is still too early to judge the degree to which these orders reflect pull-ins from the second half, or are incremental orders, but the momentum we have seen in the business in Q2 has remained robust through the first few weeks of the third quarter. Over the past year we have worked hard to position the business to best manage changing market conditions, ensuring significant operational flexibility to cope with both down and up phases of the cycle. ”

David Smith, Chief Financial Officer, said, “This was a very good quarter for Edwards, with all financial metrics above guidance, a continued recovery in adjusted EBITDA margin which exceeded 22%, and significant cash generation at over £41 million, compared to our recent run rate of closer to £20 million. Looking out to the third quarter, we anticipate revenue of £160 million to £175 million and Adjusted net income of £17 million to £22 million, reflecting the continued momentum in the business.”

On a sequential quarterly basis, revenue increased 13.8% to £164.1 million (Q1 2013: £144.2 million).  The company recorded net income of £27.0 million, or 23.91 pence per diluted share (Q1 2013: £17.4 million net loss, or 15.42 pence loss per diluted share) due to increased revenue driving higher margins and the absence of significant exchange movements on the end-of-quarter revaluation of long term loans.

Adjusted net income grew by 59.3% to £17.2 million, or 15.23 pence per diluted share (Q1 2013: £10.8 million or 9.57 pence per diluted share), due to increased revenue helping drive higher operating margins.  Adjusted EBITDA(3) increased to £36.2 million or 22.1% of revenue (Q1 2013: £28.8 million or 20.0% of revenue) and gross margin rose by 2.1 percentage points to 38.3%.

When compared to the second quarter of the prior year, revenue increased 1.4% from £161.9 million to £164.1 million, helped by recovery in Emerging Technology and higher Service revenues.  Adjusted net income decreased from £17.3 million to £17.2 million or 16.09 pence to 15.23 pence per diluted share. Adjusted EBITDA increased from £35.1 million to £36.2 million. Gross margin increased by 0.4 percentage points to 38.3%.

Key Data

	Three months ended June 30			Three months ended March 31
			%		%
	2013	2012	Change	2013	Change
	£m	£m		£m
Revenue	164.1	161.9	1.4%	144.2	13.8%

Gross Profit	62.9	61.4	2.4%	52.2	20.5%
Gross margin	38.3%	37.9%	0.4pts	36.2%	2.1pts

Net Income/(Loss)	27.0	11.6		(17.4)

Weighted average shares -
- basic	112,848,492	107,491,190		112,848,333
-diluted (4)	112,919,230	107,491,190		112,850,376

	(pence)	(pence)		(pence)
Earnings/(Loss) per share- basic	23.93	10.79		(15.42)

Earnings/(Loss) per share — diluted	23.91	10.79		(15.42)

Adjusted EBITDA(3)	36.2	35.1	3.1%	28.8	25.7%
Adjusted EBITDA margin	22.1%	21.7%	0.4pts	20.0%	2.1pts

Adjusted Net Income(1)	17.2	17.3	-0.6%	10.8	59.3%
Adjusted Net Income margin	10.5%	10.7%	- 0.2pts	7.5%	3.0pts

	(pence)	(pence)		(pence)

Adjusted net income per share- basic	15.24	16.09	-5.3%	9.57	59.3%
Adjusted net income per share — diluted	15.23	16.09	-5.3%	9.57	59.1%

Management operating cash flow(2)	41.9	19.1	119.4%	22.7	84.6%

Cash and cash equivalents	109.1	100.4		94.7
Net debt(5)	(246.8)	(294.6)		(276.9)
Net leverage(6)	2.2x	2.4x		2.5x

See Appendix for exchange rate information.

(1) Adjusted net income represents net income adjusted for restructuring and transaction costs, currency translation gain/(loss) on external and intra-group debt, purchase price accounting (“PPA”) amortization, non-cash compensation expense and tax shield on adjustments.

(2) Management operating cash flow is defined as Adjusted EBITDA less change in trade working capital, net cash payments for capital expenditures and other cash movements and non-cash items.

(3) Adjusted EBITDA represents net income excluding finance income and costs, taxation, depreciation, amortization, restructuring and transaction costs, profit or loss on sale of property, plant and equipment (“PP&E”) and non-cash compensation expense.

(4) On May 16, 2012, upon consummation of the IPO, there were approximately 112.8 million shares issued and outstanding. 1,250,000 options were issued in conjunction with the IPO under the company’s equity plan with a further 300,000 issued in February 2013 and 60,000 issued on June 15, 2013. In October 2012, 2,149,340 options were issued to employees under the Group-wide Share Save scheme.

(5) Net debt is defined as the sum of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(6) Net leverage is defined by the First Lien credit agreement as amended and restated in March 2013 and is calculated in US Dollars. The amendment in March 2013 replaced Proforma Adjusted EBITDA as defined in the previous version of the agreement with Adjusted EBITDA as defined by the Company and used in this document. Reporting periods prior to Q1 2013 have not been restated for the leverage calculation. Net debt excludes unamortized fees relating to bank term loans.

Application Sector Performance

	Three months ended June 30			Three months ended March 31
			%		%
	2013	2012	increase /decrease	2013	increase /decrease
	£m	£m		£m

Semiconductor	66.4	66.4	0%	52.0	27.7%
General Vacuum	41.0	44.6	-8.1%	38.8	5.7%
Emerging Technologies	14.6	10.0	46.0%	14.0	4.3%
Service	42.1	40.9	2.9%	39.4	6.9%
	164.1	161.9	1.4%	144.2	13.8%

Semiconductor revenues equaled the strong performance of the prior year and were up nearly 28% on the prior quarter.  The momentum seen in the first quarter continued, with the US being the strongest region.  Logic and Memory saw a notable increase in activity, along with OEM revenues.  These all recorded significant sequential rises, with Logic and OEM revenues also higher than the prior year. Foundry performed robustly but saw a marginal decline after a strong first quarter.

General Vacuum was down 8.1% on what was the peak quarter in the prior year, but increased 5.7% on the prior quarter.  This included positive contributions from the Industrial and Process sub-sectors, the latter helped by growing sales of CXS pumps for chemical applications.  Scientific revenues were down on the prior year most notably in Asia, while the R&D sub-sector was seasonally impacted by the budget year-end for many Japanese institutions, but was up 7% on the prior year due to strength in US and Europe.

Emerging Technology delivered strong gains over the prior year, up 46% over the prior year and 4.3% above the prior quarter.  The main contributor was FPD sales which continued to be at Q1’s high levels, in particular from China.  These were supported by a modest recovery from very low levels in Solar revenues in Europe.

Service revenues grew 2.9% compared to the prior year period and rose 6.9% from the prior quarter, delivering a record quarterly result.  This was again supported by growth in China, and in Taiwan where a combination of high utilization and a fab relocation project at a major customer increased service activities.  As well as strong semiconductor-related activity in the US and Asia, Europe saw an increase in GV-related service business, despite the challenging macro environment.

Additional Quarterly Financial Information

Cost of sales for the second quarter was £101.2 million, an increase of £0.7 million compared to the prior year period. Gross profit margin was up 0.4 percentage points on the prior year and up 2.1 percentage points on the prior quarter at 38.3%.

Sales, general and administrative expenses were £26.0 million, an increase of £1.3 million compared to the prior year period, mainly due to an increase in performance related bonus costs. Total spending on research and development before capitalization was £7.0 million, equating to 4.3% of revenue, with absolute spend decreasing by £0.7 million compared to the prior year period. Restructuring and transaction costs released (see comment on release of early retirement provision below) totaled £16.0 million.

The Company’s ending cash and cash equivalents balance at June 30, 2013 was £109.1 million (Q1 2013: £94.7 million).  During the second quarter, the Company generated £46.6 million in cash from operations. Management operating cash flow was strong at £41.9 million in the second quarter of 2013, a 116% cash conversion, up £22.8 million from the prior year period (Q2 2012: £19.1 million) helped by improvements in net working capital. Inventory levels were stable at £93.1 million, equivalent to 96 days (Q1 2013: £93.2 million, 105 days). Cash used in investing activities totaled £6.8 million, due to continued investment in R&D, routine capex actions across manufacturing sites and the China/Taiwan projects.

The Company’s indebtedness at June 30, 2013 decreased by £15.7 million in the quarter to £358.0 million, due to a repayment of $24.4 million (£16.1 million) partly offset by minor foreign exchange revaluations. Overall, the Company’s net debt decreased by £30.1 million to £246.8 million with a net leverage ratio of 2.2x.

Following the recent debt refinancing, the Company completed a review of its inter-subsidiary funding and concluded that a number of intercompany loans were long term in nature and would not be repaid in the foreseeable future.  Consequently they will be treated as net investments in subsidiaries which is a similar method to the treatment of intercompany equity investments.  One consequence is that foreign exchange gains or losses will be recognized within Other comprehensive income rather than as Finance income and costs.

The Company recorded a non cash net tax charge of £7.7 million for the quarter, which equates to 22.2% of income before taxes.

Early Retirement Obligation Provision

In 2012, the UK High Court clarified the transfer of early retirement benefits and the assumed liability for enhancements to an early retirement pension, through its judgment in the Procter & Gamble v SCA case.  Edwards holds a provision with respect to the Company’s constructive obligations in the Group’s capacity as employer of transferring employees from the BOC Group in 2007.

Edwards did not update its provision in 2012 as the case remained subject to appeal. The appeal has now been dropped and accordingly the Company’s provision has been updated to reflect the change in case law from the initial judgment in 2012 and consistent with management’s historic treatment of this issue. The result is to record an exceptional benefit of £17.1 million.

Business Developments in Q2 2013

Edwards continued to actively pursue a number of strategic initiatives during the second quarter.  Within Semiconductor, it became a founder member of the F450C consortium of facility companies created to address the complex development and infrastructure requirements for next-generation 450mm semiconductor wafer fabrication facilities.

Edwards also won its second consecutive annual supplier excellence award by the leading OEM, Lam Research, one of only six suppliers to receive this prestigious accolade.  In addition Edwards formally launched a new integrated point-of-use pump for load lock and transfer chamber applications on a key OEM manufacturing platform; a low-power pump, also for semiconductor applications; and an nXDS scroll pump variant for harsh chemical applications.

Within General Vacuum, the recently launched CXS pump enjoyed positive traction in Europe. The business also won competitive tenders for a number of projects, including a number of steel degassing projects and replacing a competitor on a leading Mass Spectrometer from a major European scientific OEM. In Russia, Edwards continued its run of mandate wins having been awarded the tender to supply pumps to the Russian Government Program “First to Mars” Space Simulation Application.

On a corporate level, Edwards held a ground breaking ceremony in May at the start of building works on its new manufacturing facility in Qingdao, Shandong Province, China.  The new facility will initially cover an area of 13,000m2, and will be the global manufacturing centre for general industrial pumps and boosters, and a local centre for the manufacture of specific pumps and systems for the China market. Around 200 people will be employed in the initial phase and construction is targeted for completion in the second half of 2014.

There was also progress in Xian, China on preparing for the new service centre, and in Taiwan where building modifications were completed to facilitate greater product localization.  In Europe, a new regional distribution centre for the service business came on stream, and preparations are well underway for further relocation in Q3 of the R&D teams to the upgraded Global Technology Centre in Burgess Hill.

Guidance

For the third quarter of 2013, Edwards anticipates revenue of £160 million to £175 million reflecting continued sales momentum within semiconductor and flat panel display. The company expects to achieve Adjusted net income of £17 million to £22 million, or 15 pence to 19 pence per fully diluted share.

For the purpose of calculating Adjusted net income per share in the third quarter of 2013, the Company assumes a weighted average of 112,919,230 fully diluted shares outstanding.

Details of all line items to reconcile the non—GAAP measure, Adjusted net income, to the most comparable GAAP measure, net income, for the three months ended September 30, 2013 are not reasonably available at this time. The calculation of currency translation gain/(loss) on external and intra—group debt is calculated using the closing mid-point spot rate of £1.00 to US$1.5167  at 4:00 PM (London time) on June 30, 2013.

Company Earnings Conference Call

The Company will conduct a conference call today at 8:00 AM Eastern Time to discuss the financial results for its second quarter ended June 30, 2013.

The U.S. dial in number for the call is 877-246-9875 and the non-U.S. dial in number is 707-287-9353.  The passcode is 20417655.  A live webcast of the conference call will also be available on the investor relations page of the Company’s website at www.edwardsvacuum.com.

For those unable to participate in the conference call, a replay will be available for one week following the call.  To access the replay, the U.S. dial in number is 855-859-2056 and the non-U.S. dial in number is 404-537-3406.  The replay passcode is 20417655.  A replay of the call will be available by webcast for an extended period of time at the Company’s website, at www.edwardsvacuum.com.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services.  These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

Contacts:

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

Edwards Group Limited

Consolidated Income Statement

(UNAUDITED)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	£m	£m	£m	£m
Revenue	164.1	161.9	308.3	323.0

Cost of sales	(101.2)	(100.5)	(193.2)	(203.2)

Gross Profit	62.9	61.4	115.1	119.8

Sales, general & admin excluding amortization	(26.0)	(24.7)	(51.5)	(49.6)
R&D costs excluding amortization	(5.2)	(5.6)	(10.5)	(10.7)
Restructuring and transaction (costs) / releases	16.0	(2.0)	11.3	(5.2)
Amortization	(5.0)	(4.5)	(10.2)	(9.0)
Total administrative expenses	(20.2)	(36.8)	(60.9)	(74.5)
Other (losses)/gains	(0.7)	(0.4)	1.9	(0.2)

Operating Income	42.0	24.2	56.1	45.1

Finance income and costs	(7.3)	(11.0)	(42.7)	(16.2)

Income before income taxes	34.7	13.2	13.4	28.9

Income tax credit/(expense)	(7.7)	(1.6)	(3.8)	(4.0)

Net Income	27.0	11.6	9.6	24.9

Weighted average number of shares - basic	112,848,492	107,491,190	112,848,413	103,919,762
Weighted average number of shares – diluted	112,919,230	107,491,190	112,859,179	103,919,762
Earnings per share attributable to the equity holders of the company
	(pence)	(pence)	(pence)	(pence)
Earnings per share – basic	23.93	10.79	8.51	23.96
Earnings per share – diluted	23.91	10.79	8.51	23.96

Edwards Group Limited

Consolidated Balance Sheets

(UNAUDITED)

	June 30, 2013	December 31, 2012
	£m	£m
Non-Current assets
Goodwill	201.4	205.0
Intangible assets	185.6	190.7
Property, plant and equipment	122.7	125.9
Other receivables	7.4	7.9
Deferred tax assets	22.3	19.4
Derivative financial instruments	0.7	2.3
	540.1	551.2

Current assets
Inventories	93.1	93.8
Trade receivables	98.2	78.4
Other receivables	19.5	15.6
Derivative financial instruments	1.9	5.2
Current tax receivables	0.9	1.6
Bank deposits	2.1	2.0
Cash and cash equivalents	109.1	98.2
	324.8	294.8
Total assets	864.9	846.0

Current liabilities
Borrowings and finance leases	(3.9)	(4.0)
Derivative financial instruments	(10.1)	(7.4)
Trade payables	(63.9)	(48.5)
Other payables	(56.6)	(39.1)
Provisions	(13.2)	(15.2)
Current tax liabilities	(8.5)	(1.5)
	(156.2)	(115.7)

Non-current liabilities
Borrowings and finance leases	(354.1)	(361.6)
Derivative financial instruments	(4.8)	(5.7)
Other payables	(3.6)	(3.3)
Provisions	(15.8)	(33.3)
Retirement benefit obligations	(14.3)	(14.9)
Deferred tax liabilities	(43.3)	(51.7)
	(435.9)	(470.5)
Share capital	(0.2)	(0.2)
Share premium	(53.8)	(53.8)
Reserves	(218.8)	(205.8)
Total equity attributable to shareholders of the company	(272.8)	(259.8)
Total equity and liabilities	(864.9)	(846.0)

Edwards Group Limited

Consolidated Statement of Cash Flows

(UNAUDITED)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	£m	£m	£m	£m
Net Income	27.0	11.6	9.6	24.9

Adjusted for:
-taxation	7.7	1.6	3.8	4.0
-net finance cost	6.4	8.7	13.6	16.6
-unrealized foreign exchange	0.4	0.9	26.3	(2.5)
-amortization	5.0	4.5	10.2	9.0
-depreciation	4.3	4.2	8.5	8.1
-loss/(profit) on sale of property, plant & equipment	0.2	—	0.2	(0.6)
-share based compensation expenses	0.7	0.2	1.3	0.2
-changes in working capital and other items
-changes in inventories	(0.8)	3.0	3.6	(5.5)
-changes in receivables	(8.3)	(2.7)	(13.8)	7.8
-changes in payables	21.4	(5.7)	24.7	(14.4)
-changes in provisions	(17.4)	(3.3)	(18.4)	(5.8)
Cash generated from operations	46.6	23.0	69.6	41.8
Income tax paid	(3.6)	(1.5)	(3.5)	(2.4)
Net cash generated from operating activities	43.0	21.5	66.1	39.4
Purchases of property, plant and equipment	(3.1)	(3.8)	(4.8)	(7.9)
Sales of property, plant and equipment	—	0.1	—	0.1
Purchases of intangible assets	(3.8)	(3.0)	(7.0)	(5.6)
Interest received	0.1	0.2	0.2	0.4
Total cash flows from investing activities	(6.8)	(6.5)	(11.6)	(13.0)
Interest paid	(4.9)	(7.5)	(13.2)	(14.6)
Proceeds from issue of shares	—	53.7	—	53.7
Drawdown of debt	—	—	1.1	—
Repayment of debt	(16.7)	(56.7)	(29.2)	(58.3)
Payment of transaction fees	—	—	(6.5)	—
Total cash flows from financing activities	(21.6)	(10.5)	(47.8)	(19.2)

Net increase in cash and cash equivalents	14.6	4.5	6.7	7.2
Cash and cash equivalents at the beginning of the period	94.7	93.2	98.2	91.8
Effects of foreign exchange rate changes	(0.2)	2.7	4.2	1.4
Cash and cash equivalents at the end of the period	109.1	100.4	109.1	100.4
Cash and cash equivalents comprise:
Cash at bank and in hand	109.1	100.4	109.1	100.4

Reconciliation of Non-GAAP Measures

Adjusted EBITDA, Adjusted net income and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of the Company’s operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

The Company believes Adjusted net income provides investors with helpful information with respect to the performance of the Company’s operations and management uses Adjusted net income to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation and as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about the Company’s performance. Management operating cash flow is not a measure of liquidity.

	Three months ended June 30		Three months ended March 31	Six months ended June 30
Unaudited	2013	2012	2013	2013
	£m	£m	£m	£m
Net Income/(Loss)	27.0	11.6	(17.4)	9.6
Interest	6.4	8.7	7.2	13.6
Taxation	7.7	1.6	(3.9)	3.8
Depreciation	4.3	4.2	4.2	8.5
Amortization	5.0	4.5	5.2	10.2
EBITDA	50.4	30.6	(4.7)	45.7
Finance income and costs excluding interest	0.9	2.3	28.2	29.1
Restructuring and transaction costs/(releases)	(16.0)	2.0	4.7	(11.3)
(Profit) /loss on sales of PP&E (excluding amounts charged to restructuring and transaction costs)	0.2	—	—	0.2
Share based compensation expenses	0.7	0.2	0.6	1.3
Adjusted EBITDA	36.2	35.1	28.8	65.0

Changes in trade working capital	11.8	(6.0)	2.2	14.0
Net cash payments for capital expenditures	(6.4)	(6.0)	(4.8)	(11.2)
Other cash movements and non-cash items	0.3	(4.0)	(3.5)	(3.2)
Management operating cash flow	41.9	19.1	22.7	64.6

Net Income/(Loss)	27.0	11.6	(17.4)	9.6
Restructuring and transaction costs/ (releases)	(16.0)	2.0	4.7	(11.3)
Currency translation (gain) /loss	0.9	2.3	28.2	29.1
PPA amortization	2.4	2.5	2.5	4.9
Share based compensation expenses	0.7	0.2	0.6	1.3
Tax shield on adjustments	2.2	(1.3)	(7.8)	(5.6)
Adjusted net income	17.2	17.3	10.8	28.0

Additional Information and Notes to the Financial Statements

1.                                      Basis of Presentation

Edwards Group Limited was incorporated in the Cayman Islands on February 10, 2012. To facilitate the issuing of ADSs on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement.  As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering the Company conducted its business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. Edwards Group Limited is resident for tax purposes in the United Kingdom.

The Quarterly Financial Report for the three months ended June 30, 2013 has been prepared on the same basis as the audited consolidated financial statements of Edwards Group Ltd for the year ended December 31, 2012 and includes all adjustments necessary for the fair presentation of the information for the quarters presented. The Financial Statements are stated in pounds sterling (GBP). The Quarterly Financial Report is unaudited.

2.                                      Revenue by Geography

	Three months			Three months
	ended June 30,			ended March 31,
	2013	2012		2013
	£m	£m	% increase /decrease	£m	% increase /decrease
Europe	26.2	26.8	-2.2%	24.1	8.7%
Americas	57.7	49.6	16.3%	43.6	32.3%
South Korea	25.3	31.3	-19.2%	26.5	-4.5%
Japan	14.8	18.2	-18.7%	14.7	0.7%
Taiwan	17.5	17.4	0.6%	18.1	-3.3%
China	15.0	10.9	37.6%	10.6	41.5%
Other Asia	7.6	7.7	-1.3%	6.6	15.2%
Total sales	164.1	161.9	1.4%	144.2	13.8%

3.                                      Administrative Expenses

	Three months
	ended June 30,
	2013	2012
	£m	£m
Sales and marketing	11.5	11.2
General and administrative (excluding amortization)	9.0	9.5
Share based compensation	0.6	0.2
Bonus	4.9	3.8
Sales, general and administrative expenses (excluding amortization)	26.0	24.7
R&D excluding amortization	5.2	5.6
Restructuring and transaction costs / (releases)	(16.0)	2.0
Amortization (excluding PPA amortization)	2.6	2.0
PPA amortization	2.4	2.5
Total administrative expenses	20.2	36.8

4.                                      Restructuring and Transaction Costs / (releases)

	Three months
	ended June 30,
	2013	2012
	£m	£m
Restructuring costs /(releases)*	(16.3)	1.4
Transaction costs	0.3	0.6
Restructuring and transaction costs / (releases)	(16.0)	2.0

        * Includes a £17.1 million release with respect to the reduction in retirement obligations in the three months ended June 30, 2013

5.                                      Research and Development Costs (excluding amortization)

	Three months ended June 30,
	2013	2012
	£m	£m
Research and development expensed in the income statement excluding amortization	5.2	5.6
Capitalization of development expenditure	1.8	2.1
Total research and development spending	7.0	7.7
Research and development spending as a percentage of revenue	4.3%	4.8%

6.                                      Finance Income and Costs

	Three months ended June 30,
	2013	2012
	£m	£m
Interest income and costs	(5.7)	(6.6)
Foreign exchange (losses)/gains on bank and intra-group loans	(0.9)	(2.3)
Fees and amortization of fees	(0.7)	(2.1)
Finance income and costs	(7.3)	(11.0)

7.                                      Capital Expenditures

	Three months
	ended June 30,
	2013	2012
	£m	£m
Research and development capitalized	1.8	2.1
Property plant & equipment (PP&E) and other intangibles	4.6	4.0
Restructuring PP&E	0.5	0.7
Total capital expenditure	6.9	6.8

8.                                      Long Term Debt

On March 26, 2013, Edwards entered into an amendment and restatement agreement to the First Lien Credit Agreement.  The amendment, among other things, refinanced and replaced the Company’s existing credit facilities with a $560 million term loan facility and a $90 million revolving facility which is undrawn, and extended the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. Edwards incurred arrangement fees with respect to the facilities of £6.5 million (USD 9.8 million). In connection with the amendment the Company repaid an $11.5 million tranche of the term loan due in May 2014 and $6.6 million of the original loan.

On May 31, 2013, the Company repaid a further tranche of £15.2 million (USD 23.0 million) of the term loan and on June 28, 2013 made a scheduled repayment of £0.9 million (USD 1.4 million).

As a result of extending and amending the First Lien Agreement the Company took the opportunity to review its internal subsidiary funding arrangements.  As the Group does not have any plans to repay certain intercompany loans, which are long term in nature, to reflect this the Company has changed the treatment of these loans to be net investments in foreign operations.  This means the loans from the Group’s main UK subsidiary company Edwards Limited to each of Edwards Korea and Edwards Japan and the loan from Edwards Japan to Edwards Limited will be treated in a similar method to Intercompany equity investments.  One consequence is that any foreign exchange gains or losses will be dealt with in Other comprehensive income rather than included in Finance income and costs in the Income Statement. Foreign exchange gains or losses on intercompany loans will continue to be excluded from Adjusted Net Income.

9.                                      Reconciliation of Net Debt

	As of January 1,	Cash	Other non- cash	Exchange	As of June 30,
	2013	flow	movements	movements	2013
	£m	£m	£m	£m	£m

Cash and cash equivalents	98.2	6.7	—	4.2	109.1
Bank deposits	2.0	—	—	0.1	2.1
Cash at bank	100.2	6.7	—	4.3	111.2

Bank term loans	(355.6)	28.0	—	(25.5)	(353.1)
Unamortized fees relating to the bank term loans	4.9	6.5	(1.0)	—	10.4
Other loans	(10.8)	(0.7)	—	(0.2)	(11.7)
Finance leases	(4.1)	0.8	—	(0.3)	(3.6)
Total borrowings and finance leases	(365.6)	34.6	(1.0)	(26.0)	(358.0)

Total Net Debt	(265.4)	41.3	(1.0)	(21.7)	(246.8)

10.                               Shares outstanding

		Basic		Diluted
	Shares Outstanding	Weighted average shares Quarter	Weighted average shares Year to date	Weighted average shares Quarter	Weighted average shares Year to date
December 2012	112,848,333	112,848,333	108,408,442	112,848,333	108,408,442
March 2013	112,848,333	112,848,333	112,848,333	112,850,376	112,850,376
June 2013	112,849,128	112,848,492	112,848,413	112,919,230	112,859,179

Appendix:                                      Supplemental Information for Lenders Under the First Lien Credit Agreement

	September 30,	December 31,	March 31,	June 30,
	2012	2012	2013	2013	LTM
	$m	$m	$m	$m	$m
Adjusted EBITDA	41.1	33.4	44.8	55.6	174.9

Secured facilities
First lien					535.6
Total senior debt					535.6

Other borrowings					23.2
Total senior debt and other					558.8

Less:
Cash and cash equivalents					165.5
Bank deposits					3.2
Total cash at bank					168.7

Consolidated net debt					390.1

Net Leverage					2.2x

On March 26, 2013, the Company entered into an amendment and restatement agreement to the First Lien Credit Agreement.  The amendment in March 2013 replaced Proforma Adjusted EBITDA as defined in the previous version of the agreement with Adjusted EBITDA as defined by the Company and used in this document. The principal difference is that Proforma Adjusted EBITDA excluded the capitalization of Development Expenditure. Reporting periods prior to Q1 2013 have not been restated.

Exchange Rates

Exchange rates for US Dollar against Pounds Sterling for the four periods are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times. Quarterly average rates are calculated using the average of the daily rates during the relevant period.  Rates for the three months ended, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 were: 1.5831, 1.5791, 1.6059, 1.5548 and 1.5355 respectively.

Exchange rates for US Dollar against Pounds Sterling are based on the closing mid-point spot rates at 4:00 pm (London time) derived from WM /Reuters and as published by the Financial Times, and comprise 1.5685 for June 30, 2012: 1.6148 for September 30, 2012, 1.6255 for December 31, 2012, 1.5185 for March 31, 2013 and 1.5167 for June 30, 2013.

Monthly average rates are calculated using the average of the daily rates during the month and comprise 1.5986 for April 2012; 1.5954 for May 2012; 1.5542 for June 2012; 1.5589 for July 2012; 1.5713 for August 2012: 1.6104 for September 2012; 1.6081 for October 2012; 1.5965 for November 2012; 1.6133 for December 2012, 1.5988 for January 2013; 1.5512 for February 2013; 1.5077 for March 2013, 1.5295 for April 2013, 1.5305 for May 2013 and 1.5478 for June 2013.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	GENERAL COUNSEL